BARNETT & LINN
ATTORNEYS AT LAW
1600 E. Florida Avenue, Suite 214 ● Hemet, CA 92544
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

January 15, 2021

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Jeff Kauten, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Katheryn Jacobson, Staff Accountant

Re:	Powerdyne International, Inc. (“Registrant” and/or “Company”)
Amendment No. 3 to Registration Statement on Form 10
Filed on October 6, 2020
File No. 000-53259

Gentlepersons:

The Registrant hereby files its Amendment No. 3 to Registration Statement on Form 10 (“Amendment No. 3”). The Amendment No. 3 has been revised in accordance with the Commission’s comment letter dated January 7, 2021 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 3 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Amendment No. 2 to Registration Statement on Form 10

Financial Statements

Statements of Operations, page F-5

1.	In accordance with your comment, we have included depreciation in our Cost of revenue.

Assets held for Sale, page F-10

2.	In accordance with your comment, we have added disclosure regarding unrealized gains and losses from SIA coin holdings.

4. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

3.	In accordance with your comment we have added disclose regarding how we measure and recognize revenues for the remainder of 2019 and 2020. In addition, the Company has not earned any mining transaction fees or block rewards.

General

4.	In accordance with your comment we have added disclosure regarding determination of exchange rates and the amount of generated by the sale of coins in 2019.

5.	In accordance with your comment we have added disclosure regarding the Company’s current storage and custodial practices relating to SIA coins and its proof of ownership.

6.	In accordance with your comment we have added a paragraph regarding the risk and awareness by the Company of the possibility of becoming subject to the reporting requirements of the Investment Company Act of 1940.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: lg

cc/ Mr. O’Rourke, CEO